IRANNOTICE

April 8, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             Notice of disclosure filed in Annual Reports on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that ABB Ltd has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the Securities and Exchange Commission.

In addition, we realized that we may have had an obligation to, but did not, file similar notices for the years ended December 31, 2017 and 2016 and therefore hereby give notice that ABB Ltd made disclosures pursuant to those provisions in its Annual Reports on Form 20-F for those years as well.

Respectfully submitted,

ABB Ltd

By:	/s/ TIMO IHAMUOTILA	By:	/s/ RICHARD A. BROWN
Timo Ihamuotila		Richard A. Brown
Chief Financial Officer		Chief Counsel Corporate & Finance